# SEC Schedule 13D/A (Amendment No. 17) — Beneficial ownership report by holders of more than 5% of a class

Issuer: The Carlyle Group Inc., CIK 0001527166
CUSIP: 14316J108
Title of class of securities: Common stock, par value $0.01 per share
Address of issuer's principal executive offices: 1001 Pennsylvania Avenue, NW, Washington, District Of Columbia (DC), 20004
Date of event which requires filing of this statement: 01/01/2025
Filed by CIK 0001548624
Persons authorized to receive notices and communications: Jeffrey W. Ferguson, 1001 Pennsylvania Avenue, NW, Washington, District Of Columbia (DC), 20004, 202-729-5626

## Reporting persons
- Carlyle Group Management L.L.C. (CIK 0001548624): type of reporting person: other (OO); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common stock, par value $0.01 per share
Name of issuer: The Carlyle Group Inc.
Address of issuer's principal executive offices: 1001 Pennsylvania Avenue, NW, Washington, District Of Columbia (DC), 20004
Comment:
This Amendment No. 17 to Schedule 13D ("Amendment No. 17") amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission ("SEC") on January 10, 2020 and amended on February 25, 2020, May 11, 2020, July 6, 2020, November 17, 2020, January 8, 2021, March 19, 2021, July 13, 2021, July 29, 2021, August 6, 2021, August 17, 2021, August 31, 2021, November 19, 2021, June 14, 2022, October 6, 2023, March 5, 2024, and November 15, 2024 (as amended to date, the "Schedule 13D"), relating to the common stock, par value $0.01 per share (the "Common Stock"), of The Carlyle Group Inc., a Delaware corporation (the "Issuer"). Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

The Proxies previously held by the Reporting Person expired on January 1, 2025, pursuant to their terms. As a result, the Reporting Person no longer beneficially owns any shares of Common Stock.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a)-(b) of the Schedule 13D is hereby amended and restated as follows:

As of the date hereof, the Reporting Person does not beneficially own any shares of Common Stock.
Number of shares as to which each person has sole or shared power to vote or dispose: See Item 5(a) above.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class:
Item 5(e) is hereby amended and restated as follows:

As of January 1, 2025, the Reporting Person ceased to be the beneficial owner of any shares of Common Stock upon the expiration of the Proxies pursuant to their terms.

## Signatures
- Carlyle Group Management L.L.C.: /s/ Jeffrey W. Ferguson, Jeffrey W. Ferguson, General Counsel (04/17/2025)